UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JGWPT HOLDINGS INC.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

46617M 109
(CUSIP Number)

JLL JGW Distribution, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Steven J. Daniels, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

February 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46617M-109
1		Name of Reporting Persons JLL JGW Distribution, LLC
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46617M 109
1		Name of Reporting Persons JGW Holdco, LLC
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46617M 109
1		Name of Reporting Persons JGW Holdings, Inc.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 138,121
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 138,121
11		Aggregate Amount Beneficially Owned by Each Reporting Person 138,121
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.23%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Fund V AIF I, LP
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power None
	9	Sole Dispositive Power None
	10	Shared Dispositive Power None
11		Aggregate Amount Beneficially Owned by Each Reporting Person None
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) None
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Fund V AIF II, LP
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 138,121
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 138,121
11		Aggregate Amount Beneficially Owned by Each Reporting Person 138,121
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.23%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Associates V, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,004
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,004
11		Aggregate Amount Beneficially Owned by Each Reporting Person 239,004
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.13%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 46617M 109
1		Name of Reporting Persons JLL Associates G.P. V, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,004
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,004
11		Aggregate Amount Beneficially Owned by Each Reporting Person 239,004
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.13%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 46617M 109
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) 
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,004
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,004
11		Aggregate Amount Beneficially Owned by Each Reporting Person 239,004
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.13%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on November 18, 2013 (the "Schedule 13D").  This Amendment No. 1 relates to the Class A Common Stock, par value $0.00001 per share (the "Class A Common Stock"), of JGWPT Holdings Inc., a Delaware corporation (the "Issuer"), and is jointly filed by: JLL JGW Distribution, LLC, a Delaware limited liability company ("JLL JGW Distribution"); JGW Holdco, LLC, a Delaware limited liability company ("JGW Holdco, LLC") and a subsidiary of JLL JGW Distribution, the managing member of which is J.G. Wentworth, Inc., a Delaware corporation controlled by JLL JGW Distribution; JGW Holdings, Inc., a Delaware corporation ("JGW Holdings, Inc.") and a member of JLL JGW Distribution; JLL Fund V AIF I, L.P., a Delaware limited partnership ("AIF I") and a member of JLL JGW Distribution; JLL Fund V AIF II, L.P., a Delaware limited partnership ("AIF II") and the sole stockholder of JGW Holdings, Inc.; JLL Associates V, L.P., a Delaware limited partnership ("JLL Associates V") and the general partner of AIF I and AIF II; JLL Associates G.P. V, L.L.C., a Delaware limited liability company ("JLL Associates G.P.") and the general partner of JLL Associates V; and Paul S. Levy, the Special Manager of JLL JGW Distribution, the sole officer and director of JGW Holdings, Inc., and the sole member of JLL Associates G.P. (each, a "Reporting Person" and, collectively, the "Reporting Persons").  Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end thereof:

On February 5, 2014, JLL JGW Distribution effected a pro rata, in-kind distribution to its members for no additional consideration of all 1,500,000 of the shares of Class A Common Stock that JLL JGW Distribution purchased in the Issuer's initial public offering of Class A Common Stock, of which 1,260,996 shares of Class A Common Stock were distributed to AIF I, 138,121 shares of Class A Common Stock were distributed to JGW Holdings, Inc., and 100,883 shares of Class A Common Stock were distributed to JLL Associates V (collectively, the "Initial Distribution").  Upon completion of the Initial Distribution, AIF I distributed 1,260,996 shares of Class A Common Stock to its limited partners (the "Limited Partner Distribution").  Upon completion of the Limited Partner Distribution, the Reporting Persons beneficially owned an aggregate of 239,004 shares of Class A Common Stock with JLL Associates V as the direct record holder and beneficial owner of 100,883 shares of Class A Common Stock and JGW Holdings, Inc. as the direct record holder and beneficial owner of 138,121 shares of Class A Common Stock.

Item 5.  Interest in Securities of the Issuer1

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(a)  (i)  JLL JGW Distribution does not beneficially own any shares of Class A Common Stock as of the date of this Amendment No. 1.  However, JLL JGW Distribution is the direct record and beneficial

1
Calculation of beneficial ownership is based on 11,220,358 shares of the Issuer's Class A Common Stock outstanding as of December 18, 2013, as reported in the Issuer's Form 10-Q/A for the period ended September 30, 2013, that was filed with the United States Securities and Exchange Commission on January 22, 2014.

owner of 945,151 Common Interests of JGWPT Holdings, LLC, which may be exchanged, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock at any time after May 7, 2014.

(ii)  JGW Holdco, LLC does not beneficially own any shares of Class A Common Stock as of the date of this Amendment No. 1.  However, JGW Holdco, LLC is the direct record and beneficial owner of 8,400,024 Common Interests of JGWPT Holdings, LLC, which may be exchanged, pursuant to the JGWPT Operating Agreement and subject to applicable rules and restrictions imposed by the Issuer, on a one-for-one basis for shares of Class A Common Stock at any time after May 7, 2014.

JLL JGW Distribution and JGW Holdco, LLC, in addition, each hold a number of shares of Class B Common Stock, par value $0.00001 per share, of the Issuer ("Class B Common Stock") equal to the number of Common Interests held by them, respectively.  As a result, JLL JGW Distribution and JGW Holdco, LLC together hold shares of Class B Common Stock representing 61.8% of the voting power and 0% of the economic interest of the Issuer.

(iii)  JGW Holdings, Inc. is the direct record and beneficial owner of 138,121 shares of Class A Common Stock of the Issuer, which represents approximately 1.23% of the outstanding shares of the Issuer's Class A Common Stock.

(iv)  AIF I does not beneficially own any shares of Class A Common Stock as of the date of this Amendment No. 1.

(v)  By virtue of its position as the sole stockholder of JGW Holdings, Inc., AIF II may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JGW Holdings, Inc., which, as of the date of this Amendment No. 1, consists of 138,121 shares of Class A Common Stock, representing approximately 1.23% of the outstanding shares of the Issuer's Class A Common Stock.

(vi)  JLL Associates V is the direct record and beneficial owner of 100,883 shares of Class A Common Stock of the Issuer, which represents approximately 0.90% of the outstanding shares of the Issuer's Class A Common Stock.    By virtue of its position as the general partner of AIF II, JLL Associates V may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JGW Holdings, Inc., which, as of the date of this Amendment No. 1, consists of 138,121 shares of Class A Common Stock, representing approximately 1.23% of the outstanding shares of the Issuer's Class A Common Stock.

(vii)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JGW Holdings, Inc. and JLL Associates V, which, as of the date of this Amendment No. 1, consists of an aggregate of 239,004 shares of Class A Common Stock, representing approximately 2.13% of the outstanding shares of the Issuer's Class A Common Stock.

(viii)  By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of the shares of Class A Common Stock of the Issuer beneficially owned by JGW Holdings, Inc. and JLL Associates V, which, as of the date of this Amendment No. 1, consists of an aggregate of 239,004 shares of Class A Common Stock, representing approximately 2.13% of the outstanding shares of the Issuer's Class A Common Stock.

Item 5(b) is hereby amended by replacing it in its entirety with the following:

(b)  Each of the Reporting Persons, other than JGW Holdco, LLC, JLL JGW Distribution and AIF I, shares with JGW Holdings, Inc. the power to vote or direct the vote of and to dispose or direct the disposition of any shares of the Issuer's Class A Common Stock beneficially owned by JGW Holdings, Inc.  Each of the Reporting Persons other than JGW Holdings, Inc. disclaims beneficial ownership of the shares of Class A Common Stock owned of record by JGW Holdings, Inc.  Each of the Reporting Persons, other than JGW Holdco, LLC, JLL JGW Distribution, AIF I, AIF II and JGW Holdings Inc., shares with JLL Associates V the power to vote or direct the vote of and to dispose of or direct the disposition of any shares of the Issuer’s Class A Common Stock beneficially owned by JLL Associates V.  Each of the Reporting Persons other than JLL Associates V disclaims beneficial ownership of the shares of Class A Common Stock owned of record by JLL Associates V.  Mr. Levy disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

The following table sets forth all transactions with respect to the Issuer's Class A Common Stock effected during the past 60 days by the Reporting Persons.  The first listed transaction represents the Initial Distribution and the second listed transaction represents the Limited Partner Distribution, each as described in Item 4 of the Amendment No. 1.

Name of Entity	Date of Distribution	Number of Shares	Price per Share
JLL JGW Distribution	February 5, 2014	1,500,000	n/a
AIF I	February 5, 2014	1,260,996	n/a

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JLL JGW DISTRIBUTION, LLC
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JGW HOLDCO, LLC
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JGW HOLDINGS, INC.
By:	/s/ Paul S. Levy
Paul S. Levy
Authorized Person

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JLL FUND V AIF I, L.P. By: JLL ASSOCIATES V, L.P. Its: General Partner By: JLL ASSOCIATES G.P. V, L.L.C. Its: General Partner
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JLL FUND V AIF II, L.P. By: JLL ASSOCIATES V, L.P. Its: General Partner By: JLL ASSOCIATES G.P. V, L.L.C. Its: General Partner
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JLL ASSOCIATES V, L.P. By its General Partner, JLL Associates G.P. V, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014
JLL ASSOCIATES G.P. V, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Sole Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2014

/s/ Paul S. Levy
Paul S. Levy